SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on October 31, 2019.

By letter dated November 1, 2019, The Company informed that in accordance with the resolution of the Ordinary and Extraordinary General Meeting of Shareholders held on October 30, 2019 and the provisions of the Board of Directors meeting dated October 31, 2019, it has been arranged to distribute the company's own shares for a total of 13,000,000 ordinary shares of 1 vote per share and ARS 1 N/V each, according to the following conditions:

Process star date: November 13, 2019.
Payment address: Caja de Valores S.A. 25 de Mayo 362, City of Buenos Aires.
Time: Monday to friday from 10:00 a.m. to 3:00 p.m.
Amount approved by the Assembly: 13,000,000 shares.

The aforementioned istribution of the shares constitues 0.02660982197 shares per ordinary share and 0.2660982197 per ADR, a percentage of 2.591485395% of the stock capital of ARS 501,642,804.- and 2.660982197% of the stock capital net of treasury shares.

The fractions of shares will be settled in cash in accordance with the regulations of the Bolsas y Mercados Argentinos S.A. on fractions less than 1 share or 1 ADR.

It is recorded that the shares mentioned above will be received in the respective proportion by the holders of outstanding shares of the company as of November 13, 2019.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 1, 2019